Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE
2017-05

Rep. Nolan introduces land exchange legislation for PolyMet NorthMet Project

St. Paul, Minn., July 3, 2017 – PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) reports that U.S. Rep. Rick Nolan, D-MN-8., has introduced bipartisan legislation to direct the secretary of agriculture to move forward with the land exchange between PolyMet and the U.S. Forest Service.

The Forest Service authorized an administrative land exchange for the PolyMet Mining NorthMet Project in its Final Record of Decision January 9, 2017.  The purpose of House Resolution 3115, The Superior National Forest Land Exchange Act of 2017, is to accelerate transfer and provide certainty of process.  The bill was introduced June 29, 2017 and referred to the House Natural Resources Committee.

“We are committed to moving the project forward in a thoughtful and expeditious manner and are pleased Congressman Nolan is taking this step to bring closure to the land exchange process,” said Jon Cherry, president and CEO. “In this legislation, Congress would ratify the Forest Service’s determination that the exchange is in the best public interest and moves for the exchange to be completed within 90 days of the bill’s enactment.”

The environmental review for the NorthMet Project and land exchange was the largest and longest in Minnesota history, concluding after 10 years. The Final Environmental Impact Statement demonstrates that the NorthMet Project is capable of meeting all applicable state and federal environmental standards.

PolyMet is seeking to permit, build and operate the NorthMet copper-nickel-precious metals project located in the established Mesabi Iron Range mining district in northeastern Minnesota. The land exchange was proposed jointly by the Forest Service and PolyMet in 2010 to consolidate their respective land ownerships.

The terms of the land exchange proposed in The Superior National Forest Land Exchange Act of 2017 are the same as those found in the administrative land exchange: PolyMet receives approximately 6,650 acres of surface land above and around its NorthMet ore body near an area heavily used for mining and mine infrastructure; in exchange, the Superior National Forest receives four parcels of land totaling 6,690 acres currently owned or controlled by PolyMet that will become part of the Superior National Forest. The difference is that the $425,000 equalization payment owed PolyMet by the Forest Service as a result of the administrative exchange would be waived by the company in the legislative exchange.

The company will continue its involvement in the administrative steps to complete the land exchange transaction while the bill is under consideration.

Neither the administrative land exchange, nor a legislative exchange would permit or approve construction of the NorthMet mine. Mine development and operations remain subject to regulation and permits issued by the State of Minnesota and the U.S. Army Corps of Engineers, among others. Those state and federal agencies are currently reviewing and processing permit applications for the project, including the comprehensive Permit to Mine application.

Original cosponsors of the bill include House Agriculture Committee Ranking Member Collin Peterson (D-MN) and fellow Minnesotans Tom Emmer (R) and Jason Lewis (R). The bill also has the support of a number of key House Natural Resources Subcommittee leaders, including Energy and Mineral Resources Chairman Paul Gosar (R-AZ), Federal Lands Chairman Tom McClintock (R-CA), Federal Lands Vice Chairman Bruce Westerman (R-AR), and senior House Natural Resources Members Scott Tipton (R-CO) and Doug Lamborn (R-CO).

A more detailed description of the exchange lands and benefits can be found at: http://polymetmining.com/northmet-project/land-exchange/

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. The NorthMet Project is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Information Form for the fiscal year ended January 31, 2017 and in other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including the Company’s Form 6-K providing information with respect to operations for the three months ended April 30, 2017,  for a discussion of some of the risk factors and other considerations underlying forward-looking statements.  The Annual Information Form contains the Company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.